212-373-3085

212-492-0085

tzaccone@paulweiss.com

January 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3720

100 F St. NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

InterMedia Outdoor Holdings, Inc.

Preliminary Registration Statement on Form S-4

Filed November 21, 2012

File No. 333-185106

Dear Mr. Spirgel:

On behalf of our client, InterMedia Outdoor Holdings, Inc. (“IMOH” or the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jerome Letter, Chief Financial Officer of IMOH dated December 18, 2012 (the “Comment Letter”) regarding the above-referenced Preliminary Registration Statement on Form S-4 (“Registration Statement”). The Company submits in electronic form for filing the accompanying Amendment No. 1 to Preliminary Registration Statement on Form S-4 with the Commission (“Amendment No. 1”).

Amendment No. 1 reflects the responses to comments received from the Staff with respect to the Registration Statement in the Comment Letter. For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto. Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 1.

General

1.	We note that you intend to file tax opinions for both companies as well as an opinion regarding the validity of the securities being registered. Please do so in the next amendment or as soon as practicable to allow us time to review your opinions.

The Company acknowledges the Staff’s comment. As discussed with Mr. Jonathan Groff on January 8, 2013, concurrently with this filing, the Company will supplementally submit the tax opinions to the Staff for its review and will file Exhibits Nos. 8.1 and 8.2 in a pre-effective amendment.

2.	Given the significant interest InterMedia Partners will hold in IMOH after the merger, please confirm that the merger is not an initial step in a going private transaction.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that InterMedia Partners, L.P. has no intention to engage in a going private transaction in respect of IMOH following the merger.

3.	Please remove language which qualifies the various discussions in the registration statement/proxy by reference to the documents in the annex or elsewhere. Your discussions should cover all material aspects of the relevant agreements, documents and background information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed language on pages 83, 107, 186, 190, 196 and 199 qualifying the various discussions in the proxy statement/prospectus by reference to the documents in the annex or elsewhere.

Questions and Answers about the Special Meeting, page 1

What will stockholders of Outdoor Channel and equity holders of IMOTSC receive in the mergers?

4.	If a stockholder elects the Stock Consideration and there is no proration, it does not appear that a shareholder could receive fractional shares of IMOH common stock. Therefore please explain the reference to fractional shares in connection with the Stock Consideration.

The Company acknowledges the Staff’s comment. The Staff correctly points out that if a stockholder elects the Stock Consideration and there is no proration of the Stock Consideration, a stockholder could not receive fractional shares of IMOH common stock. Elsewhere on pages 15 and 110 of the proxy statement/prospectus the definition of Stock Consideration does not include fractional shares but “fractional shares of IMOH to be paid in accordance with the merger agreement” which, pursuant to the merger agreement, consist of the cash value of such fractional shares. The Company respectfully advises the Staff that it has accordingly revised the disclosure on pages 2, 15 and 110 to clarify that fractional shares are not included in the definition of Stock Consideration or Mixed Consideration Stock and that any fractional share consideration will be paid in cash.

Summary, page 12

5.	We note your disclosure on page 15 indicating the maximum equity ownership the Massie parties are expected to hold following the merger. Clarify what form of consideration the Massie parties and other members of Outdoor Channel management are expected to elect in the merger.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 3, 4, 15, 24, 67, 100, 101 and 105 has been revised in response to the Staff’s comment.

Risk Factors, page 32

Service providers could discontinue or refrain from carrying IMOTSC’s content, or decide to not renew IMOTSC’s distribution agreements, which could substantially reduce the number of viewers and harm business and IMOTSC’s operating results, page 38

6.	If practicable, disclose the percentage of your total viewers that receive your programming on basic, digital basic, expanded digital and specialty tiers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Nielsen, which provides subscriber estimates to the Company, does not compile data that would allow for determination of such percentages. Therefore, the Company does not believe it is practicable to disclose such percentages.

IMOTSC’s use of NOL carryforwards could be limited by ownership changes, page 47

7.	We note the statement “IMOTSC cannot be certain that future ownership changes, taken together with those occurring as a result of the mergers, will not limit or deny in full its future utilization of all available NOLs.” We further note that the Outdoor Channel Board cited as a reason to support the merger the “benefit from significant tax attributes retained by IMOH.” Please more fully discuss this risk, including why Outdoor Channel’s Board believes the tax assets described will be available to IMOH and what future ownership changes would result in the loss of these benefits.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 49 to more fully discuss this risk and to state that the Company believes that, because the InterMedia Unit Holders will receive more than 50% of the common stock of IMOH immediately after the mergers, the mergers will not result in an ownership change of the corporate subsidiaries of InterMedia Outdoors Holdings, LLC (“IMOTSC”) within the meaning of Section 382 of the Code.

Cautionary Statement Regarding Forward-Looking Statements, page 48

8.	Revise here and elsewhere to clarify that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to IMOH and IMOTSC as they are not already public reporting companies.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 50 to reflect the fact that IMOH and IMOTSC are claiming only the safe harbor provisions of Rule 175 promulgated under the Securities Act of 1933 and Rule 3b-6 promulgated under the Securities Exchange Act of 1934.

Overview Of InterMedia Outdoors Holdings, LLC’s Business, page 52

9.	We note reference to information provided by third parties throughout this section. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that such supporting materials are being provided to the Staff under separate cover on a supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended.

Proxy Solicitation, page 62

10.	We note that Outdoor Channel’s directors, officers and other employees may solicit stockholders by telephone, in person or by other means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response letter.

The Company acknowledges the Staff’s comment and confirms that Outdoor Channel Holdings, Inc. (“Outdoor Channel”) currently has no plans to use any written soliciting materials or scripts. If used, such written soliciting materials, including any scripts used in soliciting proxies over the telephone, will be filed under the cover of Schedule 14A.

Background of the Proposed Transaction, page 65

11.	Disclosure throughout this section indicates that the Outdoor Channel Board considered potential strategic alternatives and the potential advantages and disadvantages of those alternatives. Revise to clearly explain each alternative considered and the advantages and disadvantages to each alternative.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 68 and 69 has been revised in response to the Staff’s comment.

12.	We note that as part of its exploration of the expressions of interest received in 2010, the Outdoor Channel Board created a special committee of disinterested directors. Please disclose whether the Board considered creating such a special committee for the negotiations which took place in 2011 and 2012.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 68 and 69 has been revised in response to the Staff’s comment.

13.	At the time that the Outdoor Channel Board authorized management to enter into exclusivity with IMOTSC (based in part on Party A’s failure to deliver a fully financed proposal), confirm that IMOTSC’s proposal at that time was fully financed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 72 has been revised in response to the Staff’s comment.

14.	The disclosure on page 70 indicates that on October 9, 2012 Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status of discussions with InterMedia Partners, including the “composition of the management of the combined company.” Disclose with specificity the role Messrs. Hornish and Allen played in negotiating the composition of IMOH’s management. We note that these individuals will serve as IMOH’s President and Chief Executive Officer and Chief Financial Officer and Chief Operating Officer respectively.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 72, 73 and 74 has been revised in response to the Staff’s comment.

15.	Please revise this section as follows:

•	Disclose the substance of the May 31, 2012 call regarding IMOTSC’s magazine business;

•	Disclose the general nature of the questions Outdoor Channel’s Board asked of Mr. Kern on August 2, 2012;

•	Disclose the “certain key findings” referenced in the last sentence of the first paragraph on page 69;

•	Disclose the substance of the September 6, 2012 diligence discussions regarding the publishing business of IMOTSC;

•

Disclose the material findings of the “due diligence then performed to date” and the results of the third party due diligence regarding the publishing business” noted in the discussion of the September 11, 2012 special meeting; and

•	Disclose the “outstanding terms of the proposed merger agreement” referenced within the discussion of the October 9, 2012 special meeting.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 70, 72, 73 and 74 has been revised in response to the Staff’s comment.

Outdoor Channel Reasons for the Outdoor Channel Merger, page 72

16.	Revise to elaborate how Outdoor Channel’s “anticipated operating performance and competitive condition,” “current financial condition,” and “forecasts of Outdoor Channel’s financial condition and results of operations” impacted the Board’s decision.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 76 has been revised in response to the Staff’s comment.

17.	Specify that appraisal rights will only be available for any shares of Outdoor Channel common stock for which a stockholder did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration.

The Company respectfully advises the Staff that the specifics of the availability of appraisal rights in a cash/stock election merger were not discussed with the Outdoor Channel Board of Directors at the time of their determination to approve the transaction. As a result, we believe that to indicate that such specifics were taken into account by the Board would be inaccurate. However, in response to the Staff’s comment, the Company has revised the disclosure on page 196 of Amendment No. 1 to reflect its belief of the current status of the law in respect of the availability of appraisal rights following the recent case of Krieger v. Wesco Financial Corporation, C.A. No. 6176-VCL (Del. Ch. May 10, 2011).

18.	Please list the anticipated “significant operating synergies” between the companies referenced on page 74 or clarify that the tax attributes described constitute the entirety of these synergies. Quantify the synergies and tax benefits.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 77 has been revised in response to the Staff’s comment.

19.	Please expand upon your statement on page 74 that “the mergers are likely to be completed in light of the nature of the closing conditions contained in the merger agreement.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 78 has been revised in response to the Staff’s comment.

20.	Please tell us whether the Board considered the fact that the merger consideration elected by shareholders is subject to proration in coming to its determination to recommend the merger. Include this factor within the list of factors considered if appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 79 has been revised in response to the Staff’s comment.

21.	Reconcile the statement that “the Outdoor Channel Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Outdoor Channel Board…” with your categorization of factors “that were positive reasons to support the merger” as opposed to the “potentially negative aspects of the merger and consequences of announcing the merger.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 80 has been revised in response to the Staff’s comment.

Certain Financial Projections, page 76

22.	The financial projections provided do not appear to include all material financial projections and estimates provided to Lazard. For example, the information provided does not appear to include the financial forecasts and other estimates used to conduct the discounted cash flow analyses discussed on page 83. As another example, the information provided does not include the estimates and data pertaining to the potential net cost synergies and tax benefits discussed on page 79. Please disclose all material information, analyses, estimates and forecasts provided to Lazard regarding the company as well as the bases for and the nature of the material assumptions underlying these items.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 80, 81 and 82 has been revised in response to the Staff’s comment.

23.	Detail the adjustments made by Outdoor Channel’s management to the projections related to IMOH prepared by IMOTSC’s management and the reason for those adjustments.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in its view, the IMOH projections are more accurately described as having been prepared in combination with management of IMOTSC and Outdoor Channel, and pages 80, 81 and 82 of Amendment No. 1 have been revised to reflect this description. The Company supplementally advises the Staff that initially, management of IMOTSC prepared a baseline model of financial projections for IMOH, which model was based on certain assumptions made by IMOTSC management about the businesses and prospects of both IMOTSC and Outdoor Channel. Upon receipt, management of Outdoor Channel updated certain of these assumptions, in particular with respect to the business and prospects that were specific to the Outdoor Channel business. The finalized version of the projections were distributed to the Outdoor Channel Board and the Outdoor Channel financial advisor. As such, the Company considers the modifications made by Outdoor Channel management as one of several integral steps involved in the preparation of the final IMOH financial projections. The Company respectfully advises the Staff that it believes any meaningful attempt to describe the particular modifications in detail would likely result in confusion to investors and would not be expected to materially alter the total mix of information available to investors as reflected in the proxy statement/prospectus.

Opinion of Outdoor Channel’s Financial Advisor, page 78

24.	Please provide us with any analyses, reports, presentations or similar materials, including projections and board books, provided to or prepared by Lazard in connection with rendering the fairness opinion. Please also provide us with a copy of the engagement letter with Lazard. We may have further comment upon receipt of these materials.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the presentation materials prepared by Lazard Frères & Co. LLC (“Lazard”) in connection with its opinion, dated November 15, 2012, to Outdoor Channel’s Board of Directors summarized under the caption “Opinion of Outdoor Channel’s Financial Advisor,” and the engagement letter, dated October 4, 2011, between Lazard and Outdoor Channel, as amended, are being provided to the Staff under separate cover by counsel for Lazard on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Lazard has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Lazard also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Selected Companies Analyses, page 81

25.	Discuss with greater specificity the criteria used to determine the comparable companies used in the analysis of selected publicly traded companies. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. Provide similar information regarding the companies considered for IMOH’s Print Division. Explain why both Pure Play and Diversified Companies were considered in each of the analyses Outdoor Channel and IMOH Network/Television analyses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to the portion of the Staff’s comment to specify the criteria used to determine the companies used in the selected companies analyses, the disclosure appearing on page 86 has been revised. The Company also notes for the Staff that, as revised in response to the Staff’s comment regarding the selection criteria, both pure play and diversified companies were considered by Lazard because they have primary or substantial operations in the cable network industry in which Outdoor Channel and IMOH’s (on a pro forma basis) network/television division operate.

With respect to the portion of the Staff’s comment to advise as to whether any companies meeting the selection criteria were excluded from the analysis, the Company supplementally notes for the Staff that it has been advised by Lazard that in its selected companies analyses, Lazard did not specifically exclude companies that it identified as relevant based on its professional judgment and satisfying its selection criteria.

26.	Explain how Lazard determined the specific range of multiples to use for Outdoor Channel and IMOH. We note that the range used falls outside of the range calculated for the Selected Diversified Companies.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 86 has been revised in response to the Staff’s comment.

27.	Quantify the values used for the estimated net present value of the tax benefits and the potential net cost synergies referenced here and under the Discounted Cash Flow Analyses section.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 87 and 88 has been revised in response to the Staff’s comment.

Selected Precedent Transactions Analysis, page 82

28.	Please discuss with greater specificity the criteria used to determine the precedent transactions. For example, disclose whether Lazard limited the pool of candidate transactions to within a certain time period. Tells us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to the portion of the Staff’s comment to specify the criteria used to determine the precedent transactions used in the selected precedent transactions analysis, the disclosure appearing on page 87 has been revised.

With respect to the portion of the Staff’s comment to advise as to whether any companies meeting the selection criteria were excluded from the analysis, the Company supplementally notes for the Staff that, it has been advised by Lazard that, in its selected precedent transactions analysis, Lazard did not specifically exclude transactions that it identified as relevant based on its professional judgment and satisfying its selection criteria.

29.	Please disclose the Nielsen subscriber information used for each of the targets.

The Company acknowledges the Staff’s comment and respectfully submits that the current disclosure describes the selected precedent transactions analysis as performed by Lazard and considered by Outdoor Channel’s Board of Directors. The Company has been advised by Lazard that, in its selected precedent transactions analysis, Lazard did not focus on a multiple-to-multiple comparison of individual Nielsen subscriber multiples for each target company involved in the selected precedent transactions relative to Outdoor Channel’s Nielsen subscriber multiple. Rather, Lazard focused on the implied per share equity value reference range derived for Outdoor Channel by applying a range of Nielsen subscriber multiples selected from the multiples observed for the selected transactions to corresponding financial data of Outdoor Channel. Consistent with this approach, the current disclosure describes the overall low to high multiples observed, the range of selected multiples applied in such analysis and the implied per share equity reference range derived from such analysis. The Company believes that inclusion of the multiples of each of the selected transactions would not be reflective of Lazard’s analytical approach or provide any meaningful information relating to the results of such analysis and would inappropriately shift the focus of disclosure as evaluated by Lazard and Outdoor Channel’s Board of Directors. Given the foregoing, we believe that no additional disclosure is required in this regard.

30.	Given the broad range of Nielsen subscriber multiples of $3.06 to $17.71 derived, please explain why Lazard determined to use a range of $3.00 to $5.00 for Outdoor Channel.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 87 has been revised in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 83

31.	Revise to disclose why Lazard chose the perpetuity growth rates and discount rates used in each of the analyses. See Item 1015(b)(6) of Regulation M-A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on page 88 has been revised in response to the Staff’s comment.

Miscellaneous, page 84

32.	The Background of the Proposed Transaction section indicates that Lazard acted as your financial advisor since 2010. Please disclose the amount of compensation Lazard received for its services over the past two years or confirm that the consideration contingent upon the merger will be the only consideration received. See Item 1015(b)(4) of Regulation M-A.

The Company acknowledges the Staff’s comment and supplementally notes for the Staff that, during the two-year period prior to November 15, 2012 (the date of Lazard’s opinion), Outdoor Channel paid Lazard a fee of $50,000 for certain financial advisory services, which fee is creditable against the aggregate fee payable to Lazard in connection with the mergers. As a result, the fee currently disclosed in the proxy statement/prospectus payable to Lazard contingent upon consummation of the mergers gives effect to the fee previously paid to Lazard. Accordingly, no further revisions have been made to the disclosure in this regard.

IMOTSC Management’s Discussion And Analysis Of Results Of Operations And Financial Condition Of InterMedia Outdoors Holdings, LLC, page 130

Overview and Strategy, page 131

33.	We note your Overview and Strategy section just provides a brief description of your business, but does not discuss matters on which your executives focus on. Please consider discussing, in the business overview section of your MD&A the most important matters on which your executives focus in evaluating financial condition and operating performance. Also consider discussing, in the business overview section of your MD&A, your past and future initiatives and strategies. This may provide investors insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which you are most focused for both the short and long term, as well as the actions you are taking to address these opportunities, challenges and risks. For example we note that there has been increase in advertising rates and momentum. There has also been an increase in television work for hire shows produced by the company. Refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 which is located on our website at www.sec.gov/rules/interp/33-8350.htm.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure on pages 137 and 138 with respect to the business overview section.

Segment Results Of Operations, page 136

34.	We believe your segment results of operation disclosures should include separate quantification and discussion of changes in significant components that caused the line items to materially vary (or not vary when expected to). While you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, for your network and digital media segment you attribute the change in cost of revenues for the nine months ended September 30, 2012 due to production costs from incremental television work for hire projects. Also, on page 141 you do not explain why you experienced the “softness in magazine newsstand sales” which led to a decreased in circulation revenue during the year ended December 31, 2011. We believe your disclosures could be improved and made more user-friendly by:

•	Refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors that contributed to the material variance; and

•	Ensuring that all material factors are quantified and analyzed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure on pages 143 to 158 with respect to discussion of segment results of operation.

35.	Where line item changes reflect a known trend please discuss these trends with specificity. For example, we note the following apparent trends:

•	Revenues in the Network and Digital Media segment have grown materially. Please discuss this trend and explain the impact “free carriage periods” and the expiration thereof have on your financials.

•

Circulation revenues increased in the Publishing segment during the nine months ended September 30, 2012 after declines in each of the other reported periods. Describe what factors reversed this trend.

•	Expenses related to employees decreased in all three of your segments during certain periods due to reductions in headcount. Explain management’s determinations to reduce headcount.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure on pages 143 to 158 with respect to discussion of trends in line items.

Critical Accounting Policies and Estimates, page 132

36.	Please tell us in detail why you believe your trademarks and tradenames are indefinite lived assets. In your response discuss how you applied the guidance in the accounting literature.

The Company notes the Staff’s comment and respectfully advises the Staff as follows: relevant accounting guidance (in this case ASC 350), indicates that the useful life of a long-lived intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of an entity. The intangible assets underlying the Company’s trademarks and tradenames were initially established by the Company in connection with its acquisition of PRIMEDIA Outdoors Division of PRIMEDIA, Inc. via the Company’s subsidiary InterMedia Outdoors, Inc. (the “IMO Acquisition”). The names have been in continuous use for a significant period of time, as indicated by the dates the magazines (which originally established the underlying trademarks and tradenames) were founded:

•	Shotgun News (1946)

•	Guns & Ammo (1959)

•	Fly Fisherman (1959)

•	Shooting Times (1962)

•	Florida Sportsman (1969)

•	Bowhunter (1971)

•	Petersen’s Hunting (1973)

•	In-Fisherman (1975)

•	Game & Fish (1976)

•	Gun Dog (1981)

•	Wildfowl (1985)

•	Handguns (1987)

•	Bowhunting (1989)

•	North American Whitetail (1990)

•	Rifleshooter (1997)

The Company is aware of no legal, regulatory or contractual provisions that would limit the usefulness of these trademarks and tradenames, and the cost to renew or protect them is nominal as a component of its operating results. The Company is not aware of any obsolescence, demand, competition, or other economic factors which would indicate that these assets have a limited life - either at the time they were established or currently. The Company notes for the Staff that it continues to exploit the tradenames not only in its magazine business, but in the other, newer aspects of both its Publishing and Network and Digital Media segments. For example, the Company produces television shows using these names, and it drives traffic to its websites using these tradenames. Accordingly, it is the Company’s view that an indefinite life was appropriate at the time the assets were acquired, consistent with the authoritative guidance in ASC 350-30-55 (specifically Example 7 of the implementation guidance and illustrations, “Acquired Trademark Deemed to Have an Indefinite Useful Life”). At each reporting period, this determination is evaluated and an indefinite life continues to be appropriate.

37.	We note that goodwill is about 45% of your total assets. Given the significance of your goodwill balance, please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values of operations and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the methodology and material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company’s financial statements reflect approximately $84.7 million of goodwill as of December 31,

2011, which has been allocated to two reporting units, each under one of the Company’s two segments (Network & Digital Media and Publishing). Based on the Company’s most recent analysis, both of the reporting units have estimated fair values that are substantially in excess of their carrying values as of December 31, 2011. The Company respectfully advises the Staff that it has revised the disclosure in Management’s Discussion and Analysis on pages 139 and 140 to reflect the above information.

Supplementally, the Company advises the staff that it had sufficient excess enterprise value such that adjustments to its underlying assumptions (under a sensitivity analysis) would not change the outcome of its impairment test. In addition, no matters have arisen since that analysis (which was performed in the fourth quarter of 2011) which would indicate that any additional analysis is required. The Company further advises the Staff that since the 2011 analysis was performed, the Company has entered into the pending business combination with Outdoor Channel, under which the Company has an implied total equity valuation significantly in excess of its current carrying value. Accordingly, based on this information and the Company’s improving profitability, the Company continues to expect that it will have substantial value in excess of the carrying value.

Board Of Directors, Board Committees And Executive Officers Of IMOH, page 152

38.	Please ensure that this section meets the requirements of Item 401 of Regulation S-K. For example, revise to provide the information required by Item 401(e).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the “Board Of Directors, Board Committees And Executive Officers Of IMOH” section in Amendment No. 1 to meet the requirements of Item 401 of Regulation S-K. We respectfully note that the identity of the two remaining director positions on the Board of Directors of IMOH has not been determined. In addition, at the time these director positions are determined, the specification of each director as Class I, II or III will be made and disclosed in the Registration Statement.

Consolidated Financial Statements of InterMedia Outdoors Holdings, LLC

Consolidated Statements of Operations, page F-2

39.	Please tell us why you believe “Distribution, circulation & fulfillment” and “Editorial” expenses should not be included as part of cost of revenues.

The Company notes the Staff’s comment and has revised the related disclosure to clarify that these costs are components of costs of revenues.

*         *         *         *         *

Additionally, per your request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3085.

Sincerely, /s/ Tracey A. Zaccone
Tracey A. Zaccone

Enclosures